[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 23, 2019

Raymond Be

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	XAI Octagon Floating Rate & Alternative Income Term Trust

(File Nos. 333-227640 and 811-23247)

Dear Mr. Be:

Thank you for your telephonic comments received November 2, 2018, regarding the registration statement on Form N-2 (the “Registration Statement”) filed by XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”) on October 1, 2018. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement.

Prospectus Summary—Investment Philosophy and Investment Process

Comment 1:	Revise the statement “Octagon’s focus on improving credits seeks to enhance alpha generation by searching for opportunities in the credit markets. As part of this ongoing process, Octagon refreshes internal ratings for credits to identify buy and sell opportunities” to use plain English. Specifically, revise to clarify what is a “credit.”

Response 1:	The Trust has revised the disclosure as requested.

Comment 2:	“A limited amount of the portfolio may be committed, as a supplemental strategy, to certain short-term trading opportunities that seek near-term favorable price movements. These investments are sourced by traders and discussed with Octagon’s portfolio managers and principals but are not subject to full investment committee review.”

(a) Explain in more detail the meaning of this statement.

(b) Clarify the meaning of “a limited amount of the portfolio.”

Response 2:	As noted earlier in the section, a step in Octagon’s investment process is the investment committee’s recommendation and approval of credit securities considered for investment by the Trust. While most of the Trust’s investments are approved by Octagon’s investment committee, such approval is not required by the Trust’s investment policies, and the Trust, like other Octagon managed accounts, may invest a portion of its assets in investments that are subject to approval only by the account’s portfolio manager. Under Octagon’s investment process, Octagon’s portfolio managers are permitted to take advantage of short-term trading opportunities that seek near-term favorable price movements without having the investment committee’s recommendation and approval. The referenced disclosure was intended to describe fully the nature of Octagon’s investment process and was not meant to suggest that such investments were supplemental to the Trust’s strategy as set forth in its investment policies, parameters and restrictions as set forth in the Registration Statement. All of the Trust’s investments, whether approved by the Octagon investment committee or the portfolio managers will comply with the Trust’s investment policies, parameters and restrictions.

Summary of Trust Expenses

Comment 3:	The fee waiver ends on September 27, 2019 which will be less than one year from the effective date of the registration statement. If the fee waiver is not extended, revise the fee table as applicable. If the fee waiver is extended, disclose the provisions under which the fee waiver may be terminated and any ability of the adviser to recoup waived fees.

Response 3:	The Trust notes your comment. The fee waiver is not expected to be extended. The fee table does not include a separate line item for the fee waiver and no fee waiver is reflected in the fee table or expense examples. The fee waiver is discussed only in a footnote to the fee table and narrative disclosure in the prospectus.

The Trust’s Investments—Collateralized Loan Obligations—CLO Subordinated Notes

Comment 4:	Parenthetical disclosure states that subordinated notes are “often referred to as the ‘residual’ or ‘equity’ tranche.” Subsequent disclosure refers to them as the “subordinated tranche.” Add “subordinated tranche” to the parenthetical or revise such references.

Response 4:	The Trust has revised the disclosure as requested.

Risks—Restrictions on Transactions with Affiliates

Comment 5:	Disclosure states that “in certain instances the Trust may, in accordance with policies adopted by Octagon, purchase securities of Octagon managed CLOs in secondary market transactions.” Explain these instances generally.

Response 5:	Generally, the Trust may invest in Octagon managed CLOs in secondary market transactions purchased from third parties, provided that such transactions occur after a sufficient seasoning period has elapsed since their primary issuance. The Trust will not invest in Octagon-managed CLOs in the primary issuance of such securities and will not purchase such securities from persons who purchased them in the primary issuance with a view to distribute such securities. If, however, the Sub-Adviser believes securities of an Octagon-managed CLO that can be purchased from a third party in the secondary market are undervalued or otherwise present a favorable investment opportunity for the Trust and align with the Trust’s investment objective and policies, the Trust may purchase such securities in secondary market transactions.

Description of Capital Structure—Subscription Rights to Purchase Common Shares—Exercise of Subscription Rights

Comment 6:	Disclosure states that “To the extent permissible under applicable law, the Trust may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable Prospectus Supplement.” Please supplementally explain how such an offering would be permissible.

Response 6:	Any rights offering conducted at a subscription price below the Trust’s current net asset value per share, exclusive of any distributing commission or discount, will comply with Section 23(b) of the Investment Company Act of 1940 and applicable SEC guidance, including Division of Investment Management Interpretative Position Relating to Rights Offerings by Closed-End Investment Companies Below Net Asset Value, Investment Company Act Release No. 9932 (Sept. 15, 1977) and Association of Public Traded Investment Funds, SEC No-Action Letter (Aug. 2, 2985). Accordingly, unsubscribed securities offered in a rights offering conducted at a subscription price below the Trust’s current net asset value per share, exclusive of any distributing commission or discount, would not be offered to persons other than record date shareholders.

If, however, the securities are offered at a price above the current net asset value, exclusive of any distributing commission or discount (e.g., if the Trust’s common shares are trading at a premium to its net asset value per share), the Trust would not be subject to the SEC guidance with respect to transferrable rights offerings below NAV, and could structure an offer in other manners, subject to the requirements of the Securities Act of 1933, in which case the Trust could potentially offer such securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in an applicable prospectus supplement.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy